Exhibit 7.18

This Deed of Partial Release is made the 6th day of April 2018

Between:

(1)                                 GOPHER GLOBAL CREDIT FUND II (the “Mortgagee”); and

SHANGHAIMED, INC., a company incorporated and existing under the laws of the British Virgin Islands (registration number: 572820) with its registered office at Moore Stephens International Services (BVI) Limited, Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (the “Company”).

Whereas:

(A)                               Pursuant to a facility agreement dated 25 August 2017 entered into between the Company as borrower and the Mortgagee (the “Agreement”) the Mortgagee agreed to provide to the Company a US$19,000,000 term loan facility, subject to the terms and conditions set out in the Agreement.

(B)                               Pursuant to an equitable mortgage over shares in iKang Healthcare Group, Inc. between the Company and the Mortgagee dated 25 August 2017 (the “Share Mortgage”) the Company agreed to secure the Secured Obligations (as defined in the Share Mortgage) due, owing or payable by the Company.

(C)                               Following the repayment by the Company on 6 April 2018 of $8,000,000 amounts due and payable under the Agreement, the Mortgagee has agreed with the Company to release part of the security created by the Share Mortgage over and in respect of 576,230 Class A Common shares of US$0.01 par value in iKang Healthcare Group Inc.

Now this Deed witnesseth as follows:

1                                         Partial Release

The Mortgagee hereby:

1.1                               acknowledges the discharge in part of the Secured Obligations;

1.2                               releases the security created by the Share Mortgage over and in respect of 576,230 Class A Common shares of US$0.01 par value in iKang Healthcare Group Inc. from the Share Mortgage;

1.3                               confirms that the Schedule to the Share Mortgage is hereby amended to record the release of the security created by the Share Mortgage over and in respect of 576,230 Class A Common shares of US$0.01 par value in iKang Healthcare Group Inc. from the Share Mortgage;

1.4                               delivers to the Company an executed share transfer form in respect of the shares the subject of this Deed of Partial Release; and

1.5                               returns to the Company share certificate(s) other than those the Mortgagee is entitled to retain pursuant to the Share Mortgage and the Agreement.

2                                         Continuing Obligations

The Company hereby agrees and confirms that the remaining 792,317 Class A Common shares of US$0.01 par value in iKang Healthcare Group Inc are not being released, discharged or reassigned by the Mortgagee herein shall remain and stand charged to the Mortgagee under the Share Mortgage in accordance with its terms and conditions as continuing security for the due and punctual performance of the obligations of the Company under the Agreement.

3                                         Counterparts

This Deed of Partial Release may be executed in any number of counterparts, each of which, when executed and delivered shall constitute one and the same instrument.

4                                         Law and Jurisdiction

This Deed of Partial Release shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

In witness whereof this Deed of Partial Release has been executed and delivered as Deed by the Mortgagee and the Company the day and year first above written.

EXECUTED as a DEED	)
By the Mortgagee	)
acting by Liu Hui	)	/s/ LIU HUI
	)	Director / Authorised Signatory

EXECUTED as a DEED	)
By the Company	)
acting by Ligang Zhang	)	/s/ LIGANG ZHANG
	)	Director / Authorised Signatory